

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 6, 2019

Via Email

Jeffrey Stein, Ph.D.
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

> **Re:** **Cidara Therapeutics, Inc.**
> **Schedule TO-I/A filed on December 4, 2019**
> **File No. 005-88806**

Dear Mr. Stein:

The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above.  Our comments follow.

Exhibit (a)(1)(A) – Exchange Offer

Conditions of the Exchange Offer, pages 20-22

1. See comment 11 in our last comment letter dated November 26, 2019.  We note that Amendment No. 1 revised the referenced condition to read "a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index at any time during the Exchange Offer."  In your response letter, please confirm that the commencement date of the Exchange Offer remains the date against which the 10% decrease will be measured.  If the commencement date is no longer the relevant reference date, please revise such condition to indicate the appropriate date against which the 10% decrease will be measured.

\*       \*       \*

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Charles J. Bair, Esq. (via email)
Karen E. Deschaine, Esq. (via email)
Cooley LLP